Jefferies LLC

520 Madison Avenue

New York, New York

10022

J.P. Morgan Securities LLC

270 Park Avenue

New York, New York

10017

May 27, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Pearlyne Paulemon

Re: SOLV Energy, Inc.

Registration Statement on Form S-1, as amended

File No. 333-296238

Acceleration Request

Requested Date: May 28, 2026

Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Paulemon:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SOLV Energy, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Washington D.C. time, on May 28, 2026, or as soon thereafter as practicable or at such later time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We, the undersigned, as representatives of the several underwriters, will comply and we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ George O’Leary
Name:	George O’Leary
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

J.P. MORGAN SECURITIES LLC

By:	/s/ Isabelle Trimble
Name:	Isabelle Trimble
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]